Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

June 19, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Hardy

Re:	BNY Mellon Investment Funds V, Inc.

(File Nos.: 333-238248 and 811-06490)

On behalf of BNY Mellon Investment Funds V, Inc. (the "Registrant"), on or about June 22, 2020 we plan to file Pre-Effective Amendment No. 1 (the "Amendment") to the Registrant's Registration Statement on Form N-14 (the "Registration Statement") related to the reorganization of BNY Mellon Large Cap Growth Fund (the "Fund") into BNY Mellon Large Cap Equity Fund (the "Acquiring Fund"), each a series of the Registrant (the "Reorganization"). The filing will be marked to show changes from the version of the Prospectus/Information Statement filed as part of the Registrant's Registration Statement on Form N-14 (the "Registration Statement") filed on May 14, 2020. The revisions will consist primarily of changes made in response to the comments given telephonically by Jennifer Hardy of the staff (the "Staff") of the Securities and Exchange Commission to Robert Spiro and Lisa Goldstein of this office. This letter will address comments given by Ms. Hardy of the Staff to the undersigned on June 19, 2020 in response to a letter filed on June 18, 2020 relating to comments given regarding the Registration Statement (the "Letter"). Set forth below are the comments provided by Ms. Hardy and the Registrant's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

1.	Staff Comment: In response to a comment of the Staff, the Letter states the Amendment will include the following language in the fourth paragraph of Information about the Reorganization—Plan of Reorganization states: "The Company's Board may choose to waive any of the conditions in the Plan if, in its judgment, such waiver will not have a material adverse effect on the benefits intended under this Plan to the shareholders of the Fund or of the Acquiring Fund." Please confirm that the Board will not waive condition 6.5 of the Plan of Reorganization that the Company, on behalf of the Fund and the Acquiring Fund, receive an opinion of counsel regarding the tax-free nature of the Reorganization.

Response: The bolded sentence will be added to the disclosure as follows:

The Company's Board may choose to waive any of the conditions in the Plan if, in its judgment, such waiver will not have a material adverse effect on the benefits intended under this Plan to the shareholders of the Fund or of the Acquiring Fund. As a result, it is not anticipated that the Board would waive the condition that it receive, on behalf of the Fund and the Acquiring Fund, an opinion of counsel regarding the tax-free nature of the Reorganization (see Information About The Reorganization—Federal Income Tax Consequences).

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2.	Staff Comment: Please confirm that the Plan of Reorganization will not be signed, or, if it will be signed, please file the Plan of Reorganization with conformed signatures.

Response: As noted in the Letter, as the Plan of Reorganization (the "Plan") is not an agreement between two or more parties, we do not believe it requires signatures to be appended. As requested by the Staff, the Registrant confirms that the Plan will not be signed, and it will not re-file the Plan with conformed signatures.

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Should members of the Staff have any questions or comments, please contact me at 212.969.3722 or, in my absence, contact Lisa Goldstein at 212.969.3381.

Very truly yours,

/s/ Robert Spiro

Robert Spiro

cc:	Lisa Goldstein

Jeff Prusnofsky